

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2014

<u>Via E-mail</u>
Steven L. Polacek
Senior Vice President and Chief Financial Officer
Capella Education Company
Capella Tower
225 South Sixth Street, 9th Floor
Minneapolis, MN 55402

> **Re: Capella Education Company**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 20, 2014**
> **File No. 1-33140**

Dear Mr. Polacek:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 73

1. We refer to your revenue recognition policy associated with withdrawals and note that when the University is required to return funds distributed under Title IV Programs to the Department of Education, the student is not released from his or her payment obligation. To help us better understand your accounting policy, please provide us with the following information:

- tell us how you determine that a student has withdrawn;
- tell us if you reassess collectability of tuition and fees when a student withdraws from a course, the institution, or otherwise loses Title IV eligibility; and
- tell us about your historical collections experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility.

Allowance for Doubtful Accounts, page 74

2. We refer to the following disclosures from your Critical Accounting Policies found on page 53, "In establishing our credit practices, we seek to strike an appropriate balance between prudent learner credit policies and learner retention. Accordingly, we periodically review and alter learner credit policies to achieve that objective by restricting or expanding the availability of credit we extend." Please tell us in detail about the facts and circumstances that have caused you to review and alter learner credit policies in the past.

Cash and cash equivalents, page 74

3. Please refer to Rule 5-02 of Regulation S-X and tell us how you considered presenting or disclosing restricted cash associated with the company's participation in programs administrated by the Department of Education and Department of Defense.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at 202-551-3363 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at 202-551-3415 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director